UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________

SCHEDULE 13D

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

One Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Michael Rapp

c/o Broadband Capital Management LLC

712 Fifth Avenue, 22nd Floor

New York, New York 10019

(212) 277-5301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	Schedule 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Michael Rapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,088,519 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,088,519 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,519 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%[1]
14	TYPE OF REPORTING PERSON IN

1,808,959 less 720,440 shares = 1,088,519

1 The percentage ownership was calculated based on 24,989,560 shares of common stock reported by the Issuer to be issued and outstanding as of February 29, 2016 after giving effect to the forfeitures and cancellation of an aggregate of 1,437,500 shares of commons stock resulting from the expiration of the public warrants on February 27, 2016 as described in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 29, 2016.

CUSIP No. 88338K103	Schedule 13D	Page 3 of 4 Pages

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 4, all other provisions of the Schedule 13D filed by the Reporting Person on July 13, 2007, as amended by Amendment No. 1 filed by the Reporting Person on November 1, 2011, Amendment No. 2 filed by the Reporting Person on October 28, 2013 and Amendment No. 3 filed by the Reporting Person on October 24, 2014 (as amended, collectively, the "Original Schedule 13D") remain in full force and effect. The Original Schedule 13D together with this Amendment No. 4 is referred to herein as the "Schedule 13D." Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Committed Capital Acquisition Corporation, whose principal executive offices are located at 411 W. 14th Street, 3rd Floor, New York, New York 10014 (the "Issuer").

Item 4. Purpose of Transaction.

The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 1,808,959 shares of Common Stock of the Issuer. Such shares represent beneficial ownership of 4.4% of the issued and outstanding shares of Common Stock of the Issuer, based on 24,989,560 shares of common stock reported by the Issuer to be issued and outstanding as of February 29, 2016 after giving effect to the forfeitures and cancellation of an aggregate of 1,437,500 shares of commons stock resulting from the expiration of the public warrants on February 27, 2016 as described in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 29, 2016.

(b)	The Reporting Person has the sole right to vote or dispose, or direct the voting or disposition of, all of the 1,808,959 shares of Common Stock beneficially owned by the Reporting Person.

(c)	Following the expiration of the Issuer’s public warrants on February 27, 2016, the Reporting Person forfeited an aggregate of 720,440 shares of common stock pursuant to the insider letter agreement entered into by the Reporting Person with the Company in connection with the Issuer’s initial public offering. As a result of the forfeitures, the Reporting Person currently beneficially owns 1,808,959 shares of Common Stock of the Issuer, which represents beneficial ownership of approximately 4.4% of the Common Stock of the Issuer.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

(e)	As of February 27, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 6.

CUSIP No. 88338K103	Schedule 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2016	By:	s/ Michael Rapp
Michael Rapp